UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number: 005-62335

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Gateway Bank & Trust Company

Employees’ Savings & Profit Sharing Plan and Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hampton Roads Bankshares, Inc.

999 Waterside Dr., Suite 200

Norfolk, VA 23510

GATEWAY BANK & TRUST

COMPANY EMPLOYEES’ SAVINGS & PROFIT SHARING

PLAN AND TRUST

Financial Statements and Supplemental Schedule

December 31, 2010 and 2009

(With Report of Independent Registered Public Accounting Firm Thereon)

GATEWAY BANK & TRUST COMPANY

EMPLOYEES’ SAVINGS & PROFIT SHARING

PLAN AND TRUST

Report of Independent Registered Public Accounting Firm

To the Participants and the Plan Administrator

Gateway Bank & Trust Company

Employees’ Savings & Profit Sharing Plan and Trust:

We have audited the accompanying statement of assets available for benefits of the Gateway Bank & Trust Company Employees’ Savings & Profit Sharing Plan and Trust (the Plan) as of December 31, 2010, and the related statement of changes in assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of and for the year ended December 31, 2009, were audited by other auditors whose report dated July 15, 2010, expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2010, and the changes in assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Norfolk, Virginia

July 11, 2011

GATEWAY BANK & TRUST COMPANY

EMPLOYEES’ SAVINGS & PROFIT SHARING

PLAN AND TRUST

Statements of Assets Available for Benefits

December 31, 2010 and 2009

	2010	2009
Assets:
Investments, at fair value	$8,895,725	$7,145,109
Cash	13,732	15,404
Receivables:
Employer contributions	44,916	33,942
Employee contributions	57,931	—
Notes receivable from participants	279,996	168,025

Total receivables	382,843	201,967

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(20,757)	(14,055)

Total assets available for benefits	$9,271,543	$7,348,425

The accompanying notes are an integral part of these financial statements.

GATEWAY BANK & TRUST COMPANY

EMPLOYEES’ SAVINGS & PROFIT SHARING

PLAN AND TRUST

Statements of Changes in Assets Available for Benefits

Years Ended December 31, 2010 and 2009

	2010	2009
Investment income:
Net appreciation in fair value of investments	$585,274	$63,336
Interest and dividends	124,278	139,036

Total investment income	709,552	202,372

Interest on notes receivable from participants	10,987	7,235

Contributions:
Employer	896,331	897,186
Participant	1,174,790	1,198,558
Rollovers	120,882	8,169

Total contributions	2,192,003	2,103,913

Total additions	2,912,542	2,313,520

Deductions from net assets attributed to:
Benefits paid directly to participants	989,424	532,286

Total deductions	989,424	532,286

Net increase	1,923,118	1,781,234
Net assets available for benefits:
Beginning of year	7,348,425	5,567,191

End of year	$9,271,543	$7,348,425

The accompanying notes are an integral part of these financial statements.

GATEWAY BANK & TRUST COMPANY

EMPLOYEES’ SAVINGS & PROFIT SHARING

PLAN AND TRUST

Notes to Financial Statements

December 31, 2010 and 2009

(1)	Description of the Plan

Gateway Bank & Trust Company was merged with and into Bank of Hampton Roads (the “Plan Sponsor”), a wholly owned subsidiary of Hampton Roads Bankshares, Inc. (the “Company”) during 2009.

The following description of the Gateway Bank & Trust Company Employees’ Savings & Profit Sharing Plan and Trust (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering all eligible employees of Gateway Bank & Trust Company (the “former Plan Sponsor”) who have three consecutive months of service and complete at least one hour of service. Employees are eligible to receive safe harbor matching contributions upon enrollment into the Plan. The Plan was established on August 16, 1999. It was amended and restated as of September 17, 2007 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Bank of Hampton Roads’ employees hired after May 8, 2010 enter the Gateway Bank and Trust Company Employees’ Savings & Profit Sharing Plan and Trust.

(b)	Contributions

Each year, participants may contribute up to 75% of pretax annual compensation up to the maximum contribution limit, as defined by the Internal Revenue Code (“IRC”). These limits were $16,500 during 2010 and 2009. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. These catch-up contributions are subject to Internal Revenue Service (“IRS”) limits of $5,500 for 2010 and 2009. Participants may also contribute funds from other tax-qualified plans as rollover contributions. Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may make changes in their contribution percentage once in every pay period and can terminate contributions at any time. Allocations among fund options offered by the Plan may be changed on a daily basis.

The Plan Sponsor provides matching contributions of 100% of the first 6% of base compensation that a participant contributes to the Plan. Employer contributions are allocated to the same investment options that the employee directs at the time the employer contributions are made. Contributions are subject to certain limitations.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of matching contributions and plan earnings on the account. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

GATEWAY BANK & TRUST COMPANY

EMPLOYEES’ SAVINGS & PROFIT SHARING

PLAN AND TRUST

Notes to Financial Statements

December 31, 2010 and 2009

(d)	Participant Loans

Participants may borrow from their fund account an amount not to exceed the lesser of $50,000 or 50% of their vested account balance. The minimum loan amount allowed by the Plan is $1,000. A participant may only have two loans outstanding at a given time. Loans must be repaid within five years unless the loan is used to acquire a principal residence for the participant for which the loan must be repaid within a reasonable period of time not to extend beyond 15 years. The loans are secured by the vested balance in the participant’s account and bear interest at rates equal to the current Wall Street prime rate of interest as of the first business day of each month plus one percent. Principal and interest are paid ratably through payroll deductions.

(e)	Investment Options

Participants may direct the investment of their contributions as well as employer matching contributions between 15 mutual funds, a money market fund, two collective trust funds, and employer stock, each offering different degrees of risk and return.

(f)	Vesting

Participants are vested immediately in their voluntary contributions plus actual earnings thereon as well as employer matching contributions upon enrollment in the Plan.

(g)	Payment of Benefits

Upon termination of employment due to death, disability, or retirement, a participant or their beneficiary may elect to receive either a lump-sum amount equal to the value of the participant’s vested account balance or maintain his or her vested account balance in the Plan. Vested account balances of less than $5,000 will be distributed automatically upon the occurrence of one of these events. If a portion of the vested interest in a participant account is invested in the Company’s common stock, the participant may elect to receive their distribution in the form of stock.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

As described in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 946, Financial Services – Investment Companies, and ASC 962, Plan Accounting – Defined Contribution Pension Plans, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the ASC, the Statements of Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully

GATEWAY BANK & TRUST COMPANY

EMPLOYEES’ SAVINGS & PROFIT SHARING

PLAN AND TRUST

Notes to Financial Statements

December 31, 2010 and 2009

benefit-responsive investment contract from fair value to contract value. The Statements of Changes in Assets Available for Benefits reflect such investment contracts on a contract value basis.

(b)	Administrative Expenses

The Plan Sponsor may elect, but is not required, to pay recordkeeping and other administrative expenses incurred by the Plan. For the years ended December 31, 2010 and 2009, the Plan Sponsor has elected to pay all the administrative fees related to professional services provided to the Plan.

(c)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(d)	Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

(e)	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

(f)	Payment of Benefits

Benefits are recorded when paid.

(g)	New Accounting Pronouncements

In September 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010 – 25, Plan Accounting – Defined Contribution Pension Plans (Topic 962), Reporting Loans to Participants by Defined Contribution Pension Plans, a consensus of the FASB Emerging Issues Task Force (“Update”). This Update requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The amendments in the Update are to be applied retrospectively to all prior periods presented, effective for fiscal years ending after December 15, 2010. The Plan has reclassified participant loans from investments to notes receivable from

GATEWAY BANK & TRUST COMPANY

EMPLOYEES’ SAVINGS & PROFIT SHARING

PLAN AND TRUST

Notes to Financial Statements

December 31, 2010 and 2009

participants for financial statement presentation. The Form 5500 will continue to present notes receivable from participants as an investment.

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures, which required entities to make new disclosures about recurring and nonrecurring fair value measurements including significant transfers in and out of Level 1 and 2 categories and provide information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 measurements. The ASU also clarifies existing fair value disclosures and is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The adoption did not have a material impact on the Statements of Assets Available for Benefits or the Statements of Changes in Assets Available for Benefits.

(3)	Fair Value Measurements

FASB ASC 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Common Stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

GATEWAY BANK & TRUST COMPANY

EMPLOYEES’ SAVINGS & PROFIT SHARING

PLAN AND TRUST

Notes to Financial Statements

December 31, 2010 and 2009

The Company’s common stock is listed on the NASDAQ stock market. While there was an available quoted price throughout 2010, the level of activity (i.e., volume of shares traded on a daily basis) involving the Company’s common stock was, from time to time during 2010, somewhat limited. Throughout 2010, all purchase and sale activity within the Plan involving the Company’s common stock occurred based upon the quoted NASDAQ price. On December 28, 2010, the closing quoted price of the Company’s common stock was $0.485/share, although the Company issued unregistered shares to a group of investors at $0.40/share. The closing quoted price of the Company’s common stock as of December 31, 2010 on the NASDAQ stock market was the price used to determine the fair value of the Company’s common stock.

Mutual Funds: Valued at the closing prices on the active market, which represents the net asset value (“NAV”), of shares held by the Plan at year-end.

Collective Trust Funds: Valued at NAV of the underlying units held by the Plan at year-end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2010 and 2009.

	$0,000,000.0	$0,000,000.0	$0,000,000.0	$0,000,000.0
	December 31, 2010
	Level 1	Level 2	Level 3	Total
Common stock	$230,026	$—	$—	$230,026
Mutual funds	6,588,550	—	—	6,588,550
Money market funds	620,782	—	—	620,782
Collective trust funds	—	1,456,367	—	1,456,367

Total investments at fair value	$7,439,358	$1,456,367	$—	$8,895,725

	December 31, 2009
	Level 1	Level 2	Level 3	Total
Common stock	$543,910	$—	$—	$543,910
Mutual funds	4,970,623	—	—	4,970,623
Money market funds	358,389	—	—	358,389
Collective trust funds	—	1,272,187	—	1,272,187

Total investments at fair value	$5,872,922	$1,272,187	$—	$7,145,109

GATEWAY BANK & TRUST COMPANY

EMPLOYEES’ SAVINGS & PROFIT SHARING

PLAN AND TRUST

Notes to Financial Statements

December 31, 2010 and 2009

(4)	Tax Status

The Plan is a nonstandardized prototype plan sponsored by SunTrust Bank. On March 31, 2008, the IRS stated the prototype adopted by the Plan, as then designed, is in accordance with applicable sections of the IRC. The Plan has not received a determination letter specific to the Plan itself and the Plan has been amended since receiving the determination letter; however, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

U.S. generally accepted accounting principles require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are no audits for any tax periods currently in progress.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

(6)	Investments

The following presents investments that represent 5% or more of the Plan’s net assets at December 31.

	2010		2009
Hampton Roads Bankshares, Inc. Common Stock	$	*	$543,910
AllianceBernstein International Growth Fund – Class A		871,298	745,113
Federated Mid Cap Index Fund – Institutional Shares		1,176,014	875,663
Royce Value Fund		632,540	462,248
MFS Value Fund		*	382,796
T. Rowe Price Growth Stock Fund – Class R		559,980	*
T. Rowe Price Retirement 2030 Fund		480,174	390,784
Western Asset Core Plus Bond Fund		597,199	425,823
Federated Prime Obligations Fund		620,782	*
SunTrust Retirement Stable Asset Fund		739,208	656,793
SunTrust Retirement 500 Index Fund – Class B		717,159	601,339

*	Represents less than 5% of the Plan’s net assets

GATEWAY BANK & TRUST COMPANY

EMPLOYEES’ SAVINGS & PROFIT SHARING

PLAN AND TRUST

Notes to Financial Statements

December 31, 2010 and 2009

During 2010 and 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows.

	2010	2009
Mutual funds	$755,148	$1,046,259
Common stock	(277,068)	(1,114,521)
Collective trust funds	107,194	131,598

	$585,274	$63,336

(7)	Related Party Transactions

SunTrust Bank is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Charges for services by the party-in-interest are based on customary rates for such services.

The option to invest in the Company’s common stock makes the Company a party-in-interest and these transactions qualify as exempt party-in-interest transactions. Investment in employer securities is allowed by ERISA and the U.S. Department of Labor Rules and Regulations. As of December 31, 2010 and 2009, the Plan’s investments included $230,026 and $543,910, respectively, in Company common stock. These investments represent approximately 3% and 8% of total Plan investments at December 31, 2010 and 2009, respectively.

(8)	Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Assets Available for Benefits.

(9)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the accompanying 2010 and 2009 financial statements to Schedule H of Form 5500.

	2010	2009
Assets available for benefits per the financial statements	$9,271,543	$7,348,425
Contributions receivable not reflected on Form 5500	(102,847)	(33,942)

Assets available for benefits per the Form 5500	$9,168,696	$7,314,483

GATEWAY BANK & TRUST COMPANY

EMPLOYEES’ SAVINGS & PROFIT SHARING

PLAN AND TRUST

Notes to Financial Statements

December 31, 2010 and 2009

The following is a reconciliation of the increase in assets per the financial statements for the year ended December 31, 2010 to Schedule H of Form 5500.

Net increase in assets available for benefits per the financial statements	$1,923,118
2010 contributions not reflected on Form 5500	(102,847)
2009 contributions included in the 2010 5500	33,942

Net increase in assets available for benefits per Schedule H of Form 5500	$1,854,213

(10)	Subsequent Events

The Company has evaluated subsequent events through the date and time the financial statements were issued and noted no additional events required disclosure, except as follows.

As described in note 1, Gateway Bank & Trust Company was acquired and merged into Bank of Hampton Roads during 2009. Gateway Bank & Trust Company was the plan sponsor of the Gateway Bank & Trust Company Employees’ Savings & Profit Sharing Plan and Trust (the “Gateway Plan”). Effective April 1, 2011, the Gateway Plan was merged into the VBA Defined Contribution Plan for Bank of Hampton Roads.

SUPPLEMENTAL SCHEDULE

GATEWAY BANK & TRUST COMPANY

EMPLOYEES’ SAVINGS & PROFIT SHARING

PLAN AND TRUST

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN 54-1408074 Plan 002

December 31, 2010

Identity of issue, borrower, lessor, or similar party		Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value
	Employer common stock:
*	Hampton Roads Bankshares, Inc.	17,695 shares of common stock	$230,026
	Mutual funds:
	AIM	7,884 shares of Invesco Real Estate Fund – Class A	169,104
	AllianceBernstein	56,688 shares of International Growth Fund – Class A	871,298
	Federated	54,420 shares of Mid Cap IndexFund – Institutional Shares	1,176,014
	Royce	50,003 shares of Value Fund	632,540
	American Century	9,358 shares of Equity Growth Fund – Class A	195,399
	Blackrock	18,283 shares of Equity Dividend Fund	320,326
	Janus	1,097 shares of Forty Class Fund – Class S	36,527
	MFS	18,947 shares of Value Fund – Class R3	431,047
	T. Rowe Price	17,755 shares of Growth Stock Fund – Class R	559,980
	T. Rowe Price	16,876 shares of Retirement 2010 Fund	256,679
	T. Rowe Price	27,751 shares of Retirement 2020 Fund	450,946
	T. Rowe Price	28,080 shares of Retirement 2030 Fund	480,174
	T. Rowe Price	13,185 shares of Retirement 2040 Fund	227,440
	Dreyfus	17,429 shares of Bond Market Index Fund	183,877
	Western Asset	55,399 shares of Core Plus Bond Fund	597,199
	Money market funds:
	Federated	620,782 shares of Prime Obligations Fund	620,782
	Collective trust funds:
*	SunTrust	16,896 units of Retirement Stable Asset Fund	739,208
*	SunTrust	68,283 units of Retirement 500 Index Fund – Class B	717,159
*	Participant loans	5.00% to 9.25%	279,996

			$9,175,721

*	Denotes a party-in-interest

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Gateway Bank & Trust Company Employees’ Savings & Profit Sharing Plan and Trust (Name of Plan)

Date: July 11, 2011	/s/ Douglas J. Glenn
Douglas J. Glenn, Plan Trustee